Exhibit 99.1
Scorpio Tankers Inc. Announces Financial Results for the Second Quarter of 2017
MONACO--(GLOBE NEWSWIRE - September 18, 2017) - Scorpio Tankers Inc. (NYSE: STNG) ("Scorpio Tankers," or the "Company") today reported its results for the three and six months ended June 30, 2017.
Results for the three months ended June 30, 2017 and 2016
For the three months ended June 30, 2017, the Company's adjusted net loss (see Non-IFRS Measures section below) was $17.0 million, or $0.09 basic and diluted loss per share, which excludes (i) a $23.4 million loss on sales of vessels and write-down of vessel held for sale, (ii) $32.5 million of transaction costs related to the merger with Navig8 Product Tankers Inc ("NPTI"), (iii) a $5.4 million gain recorded upon on the purchase of the four subsidiaries of NPTI that own four LR1 tankers (see Merger with Navig8 Product Tankers Inc below), and (iv) a $0.8 million write-off of deferred financing fees. The adjustments resulted in an aggregate reduction of the Company’s net loss by $51.3 million or $0.28 basic and diluted earnings per share. For the three months ended June 30, 2017, the Company had a net loss of $68.3 million, or $0.38 basic and diluted loss per share.
For the three months ended June 30, 2016, the Company's adjusted net income was $6.6 million (see Non-IFRS Measures section below), or $0.04 basic and diluted earnings per share, which excludes (i) a $3.7 million write-off of deferred financing fees, (ii) a $0.4 million unrealized gain on derivative financial instruments, (iii) a $0.4 million gain recorded on the repurchase of $5.0 million aggregate principal amount of the Company's Convertible Senior Notes due 2019 (the "Convertible Notes") and (iv) a $0.1 million gain on sales of vessels. The adjustments resulted in an aggregate increase of net income by $2.7 million or $0.02 basic and diluted earnings per share. For the three months ended June 30, 2016, the Company had net income of $3.8 million, or $0.02 basic and diluted earnings per share.
Results for the six months ended June 30, 2017 and 2016
For the six months ended June 30, 2017, the Company's adjusted net loss was $28.5 million (see Non-IFRS Measures section below), or $0.17 basic and diluted loss per share, which excludes (i) a $23.4 million loss on sales of vessels and write-down of vessel held for sale, (ii) $32.5 million of transaction costs related to the merger with NPTI, (iii) a $5.4 million gain recorded upon on the purchase of the four NPTI subsidiaries that own four LR1 tankers, and (iv) a $0.9 million write-off of deferred financing fees. The adjustments resulted in an aggregate reduction of the Company's net loss by $51.3 million or $0.30 basic and diluted loss per share. For the six months ended June 30, 2017, the Company had a net loss of $79.8 million, or $0.46 basic and diluted loss per share.

For the six months ended June 30, 2016, the Company's adjusted net income (see Non-IFRS Measures section below) was $37.0 million, or $0.23 basic and $0.22 diluted earnings per share, which excludes (i) a $2.1 million loss on sales of vessels, (ii) a $5.5 million write-off of deferred financing fees, (iii) a $1.4 million unrealized gain on derivative financial instruments and (iv) a $1.0 million aggregate gain recorded on the repurchase of $10.0 million aggregate principal amount of the Convertible Notes. The adjustments resulted in an aggregate increase of net income by $5.2 million or $0.03 basic and diluted earnings per share. For the six months ended June 30, 2016, the Company had net income of $31.9 million, or $0.20 basic and $0.19 diluted earnings per share.
Declaration of Dividend
On September 13, 2017, the Company's Board of Directors declared a quarterly cash dividend of $0.01 per share, payable on or about September 29, 2017 to all shareholders as of September 25, 2017 (the record date). As of September 15, 2017, there were 280,218,861 shares outstanding.

Diluted Weighted Number of Shares
Diluted earnings per share is determined using the if-converted method. Under this method, the Company assumes that the Convertible Notes (which were issued in June 2014) are converted into common shares at the beginning of each period and the interest and non-cash amortization expense associated with these notes of $5.5 million and $11.0 million during the three and six months ended June 30, 2017, respectively, are not incurred. Conversion is not assumed if the results of this calculation are anti-dilutive.
For the three and six months ended June 30, 2017, the Company's basic weighted average number of shares were 181,378,540 and 172,096,465, respectively. The weighted average number of shares, both diluted and under the if-converted method, were anti-dilutive for the three and six months ended June 30, 2017 as the Company incurred net losses.
For the three and six months ended June 30, 2016, the Company's basic weighted average number of shares were 161,381,900 and 160,931,752, respectively. The Company's diluted weighted average number of shares for those periods were 165,943,795 and 166,306,290, respectively which excludes the impact of the Convertible Notes since the if-converted method was anti-dilutive. As of the date hereof, the Convertible Notes are not eligible for conversion.
Summary of Recent and Second Quarter Significant Events

•
Entered into definitive agreements to acquire NPTI and its fleet of 12 LR1 and 15 LR2 product tankers in exchange for 55 million shares of common stock and the assumption of NPTI's debt. Four of the LR1 product tankers were acquired on June 14, 2017, and the remaining vessels were acquired upon the closing of the merger on September 1, 2017. See "Merger with Navig8 Product Tankers Inc" below.

•
Issued 50 million shares of common stock in an underwritten public offering at an offering price of $4.00 per share for net proceeds of approximately $188.7 million, after deducting underwriters' discounts and offering expenses. This offering closed on May 30, 2017 and was a condition to closing the merger with NPTI.

•	Below is a summary of the average daily TCE revenue and duration for voyages fixed thus far in the third quarter of 2017 as of the date hereof:

•
For the LR2s in the pool: approximately $13,500 per day for 87% of the days (excludes vessels acquired from NPTI on September 1, 2017 that are currently operating in the Navig8 Alpha8 Pool and are expected to transition to the Scorpio LR2 Pool before the end of October 2017).

•
For the LR1s in the pools: approximately $11,900 per day for 80% of the days (includes the 4 LR1 vessels that were acquired from NPTI on June 14, 2017 which operated in the Navig8 LR8 Pool for all or a portion of the third quarter of 2017 and excludes vessels acquired from NPTI on September 1, 2017 that are currently operating in the Navig8 LR8 Pool and are expected to transition to the Scorpio LR1 Pool before the end of October 2017).

•	For the MRs in the pool: approximately $12,800 per day for 90% of the days.

•	For the ice-class 1A and 1B Handymaxes in the pool: approximately $9,100 per day for 90% of the days.

•	Below is a summary of the average daily TCE revenue earned during the second quarter of 2017:

•	For the LR2s in the pool: $14,508 per revenue day

•	For the LR1s in the pools: $8,889 per revenue day (includes the four LR1s purchased from NPTI on June 14, 2017 and operated in the Navig8 LR8 pool through June 30, 2017)

•	For the MRs in the pool: $12,823 per revenue day

•	For the Handymaxes in the pool: $11,384 per revenue day

•
Sold and leased back three 2013 built MR product tankers, STI Beryl, STI Le Rocher and STI Larvotto, to an unaffiliated third party for a sales price of $87.0 million in aggregate in April 2017. As part of this transaction, the Company repaid the remaining amount outstanding of $42.1 million on its 2011 Credit Facility.

•
Sold two 2013 built MR product tankers, STI Emerald and STI Sapphire, to an unaffiliated third party for an aggregate sales price of $56.4 million. The sale of STI Emerald closed in June 2017 and the sale of STI Sapphire closed in July 2017. As part of this transaction, the Company repaid $27.6 million on its BNP Paribas Credit Facility in June 2017.

•
Took delivery of STI Bosphorus, STI Leblon and STI La Boca, three MR product tankers that were under construction, from Hyundai Mipo Dockyard Co. Ltd. of South Korea ("HMD"). STI Bosphorus was delivered in April 2017 and STI Leblon and STI La Boca were delivered in July 2017. As part of these deliveries, the Company drew down $20.4 million, $21.0 million and $21.0 million in April, June and July 2017, respectively, from its 2017 Credit Facility to partially finance the purchase of these vessels.

•	Refinanced the four vessels collateralized under the DVB Credit Facility by repaying $86.8 million and drawing down $81.4 million from the DVB 2017 Credit Facility in April 2017.

•
Issued $50.0 million of 8.25% Senior Unsecured Notes due June 2019 (the "Senior Notes due 2019") in March 2017 in an underwritten offering and issued an additional $7.5 million of Senior Notes due 2019 in April 2017 when the underwriters fully exercised their option to purchase additional Senior Notes due 2019 under the same terms and conditions.

•
Completed a cash tender offer of the Company's 7.50% Senior Unsecured Notes due October 2017 (the "Senior Notes due 2017") in April 2017 and repurchased $6.3 million aggregate principal amount of the Senior Notes due 2017.

•	Paid a quarterly cash dividend on the Company's common stock of $0.01 per share in June 2017.

Merger with Navig8 Product Tankers Inc
On May 23, 2017, the Company entered into a definitive agreement to acquire NPTI, including its fleet of 12 LR1 and 15 LR2 product tankers for 55 million common shares of the Company and the assumption of NPTI's debt. The key events, and corresponding timeline were as follows:

•
On May 30, 2017, the Company issued 50 million shares of common stock in an underwritten public offering at an offering price of $4.00 per share for net proceeds of approximately $188.7 million, after deducting underwriters' discounts and offering expenses. The completion of this offering was a condition to closing the merger with NPTI.

•
On June 14, 2017, the Company acquired certain of NPTI’s subsidiaries that own four LR1 tankers for an aggregate acquisition price of $156.0 million, consisting of $42.2 million of cash and $113.8 million of assumed indebtedness (including accrued interest). The cash portion of the acquisition price (after considering cash flows from operations) formed part of the balance sheet of the combined company upon the closing of the merger on September 1, 2017.

•
On September 1, 2017, the merger closed, and the Company acquired the remaining eight LR1 and 15 LR2 tankers. All of the vessels acquired from NPTI are expected to enter the Scorpio Group pools before the end of October 2017.

•
All of NPTI’s lenders and leasing companies consented to the merger prior to closing, and the Company assumed NPTI's aggregate outstanding indebtedness of $806.4 million as of the date of closing. A description of such indebtedness, which includes obligations due under NPTI’s sale and leaseback arrangements, may be found further below under the section ‘Debt’.

•
In the second quarter of 2017, the Company recorded $32.5 million of merger transaction costs, which included costs to terminate NPTI's commercial management agreement and administrative services agreement with the Navig8 Group (a related party affiliate of NPTI) along with legal fees and advisory fees.

◦
Approximately $6.0 million of this amount may be settled with the Navig8 Group through the issuance of two warrants, which may be exercised for an aggregate of up to 1.5 million common shares of the Company, to Navig8 Limited, a company affiliated with Navig8 Product Tankers Inc. The first warrant, which may be exercised to purchase up to 222,224 common shares, was issued on June 9, 2017 in connection with the acquisition of four LR1 tankers of NPTI prior to the closing of the merger. The second warrant, which may be exercised to purchase up to an aggregate of 1,277,776 common shares, was issued on the date of the closing of the merger. Each warrant is exercisable on a pro-rata basis upon the redelivery of each NPTI vessel from the applicable Navig8 Group product tanker pool. Pursuant to the terms of the two warrants the Company, at its option, may elect to pay cash in lieu of issuing shares upon exercise of the two warrants. As of September 15, 2017, the Company has issued 611,116 shares to Navig8 Limited and made no cash payments in connection with the redelivery of 11 NPTI vessels and the corresponding warrant exercises.

•	As part of the closing of the merger, NPTI’s Series A Cumulative Redeemable Perpetual Preferred Stock ("NPTI Preference Shares") was redeemed for $39.5 million.
Sale and leaseback of three vessels
In April 2017, the Company sold and leased back, on a bareboat basis, three 2013 built MR product tankers, STI Beryl, STI Le Rocher and STI Larvotto to Bank of Communications Financial Leasing (the “Buyers”). The sales price was $29.0 million per vessel and the Company bareboat chartered-in the vessels for a period of up to eight years at $8,800 per day per vessel.

The Company has the option to purchase these vessels beginning at the end of the fifth year of the agreements through the end of the eighth year of the agreements. Additionally, a deposit of $4.35 million per vessel was retained by the Buyers and will either be applied to the purchase price of the vessel if a purchase option is exercised, or refunded to the Company at the expiration of the agreement (as applicable). The Company fully repaid the outstanding balance of $42.1 million on the 2011 Credit Facility and recorded a loss on sales of vessels of $14.2 million in the second quarter of 2017 as a result of these sales. These transactions are being accounted for as sales and operating leasebacks.
Sale of two vessels
In April 2017, the Company reached an agreement with an unrelated third party to sell two 2013 built, MR product tankers, STI Emerald and STI Sapphire, for a sales price of $56.4 million in aggregate. The sale of STI Emerald closed in June 2017, and the sale of STI Sapphire closed in July 2017. As a result of this transaction, the Company recorded an aggregate loss on sale and write down of vessel held for sale of $9.1 million. Additionally, the Company repaid the aggregate outstanding debt for both vessels of $27.6 million on its BNP Paribas Credit Facility in June 2017 and wrote-off $0.5 million of deferred financing fees during the second quarter of 2017 as a result of this repayment.
Time Charter-in Update

In June 2017, the Company entered into a new time charter agreement on a 2015 built LR2 product tanker for six months at $14,750 per day. The Company also has an option to extend the charter for an additional six months at $15,750 per day.

In May 2017, the Company entered into a new time charter agreement on a 2013 built, MR product tanker that was previously time chartered-in by the Company for six months at $13,000 per day effective June 2017. The Company also has the option to extend the charter for an additional six months at $13,250 per day and should the first option be exercised, an option to extend the charter for an additional year at $14,500 per day.
$250 Million Securities Repurchase Program
In May 2015, the Company's Board of Directors authorized a Securities Repurchase Program to purchase up to an aggregate of $250 million of the Company's securities which, in addition to its common shares, currently consist of its (i) Convertible Notes, which were issued in June 2014, (ii) Unsecured Senior Notes Due 2020 (NYSE: SBNA), which were issued in May 2014, (iii) Unsecured Senior Notes Due 2017 (NYSE: SBNB), which were issued in October 2014, and (iv) Unsecured Senior Notes Due 2019 (NYSE: SBBC), which were issued in March 2017.
Since January 1, 2017 through the date of this press release, we acquired an aggregate of 250,419 of our Senior Notes due 2017 for aggregate consideration of $6.3 million, which was the result of the cash tender offer of such notes that commenced in conjunction with the March 2017 issuance of the Company's Senior Notes due 2019 and concluded in April 2017.
As of the date hereof, the Company has the authority to purchase up to an additional $147.1 million of its securities under its Securities Repurchase Program. The Company expects to repurchase its securities in the open market, at times and prices that are considered to be appropriate by the Company, but is not obligated under the terms of the Securities Repurchase Program to repurchase any of its securities.
Conference Call
The Company has scheduled a conference call on September 18, 2017 at 11:00 AM Eastern Daylight Time and 5:00 PM Central European Summer Time. The dial-in information is as follows:
US Dial-In Number: 1 (855) 861-2416
International Dial-In Number: +1 (703) 736-7422
Conference ID: 82599975
Participants should dial into the call 10 minutes before the scheduled time. The information provided on the teleconference is only accurate at the time of the conference call, and the Company will take no responsibility for providing updated information.
Slides and Audio Webcast:
There will also be a simultaneous live webcast over the internet, through the Scorpio Tankers Inc. website www.scorpiotankers.com. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.
Webcast URL: https://edge.media-server.com/m6/p/m4trjq6a

Current Liquidity
As of September 15, 2017, the Company had $161.2 million in unrestricted cash and cash equivalents.
Drydock Update
During the third quarter of 2017, five of the Company’s 2012 built MR product tankers were drydocked in accordance with their scheduled, class required special survey. These vessels were offhire for an aggregate of 90 days and the aggregate estimated drydock cost is approximately $5.2 million.
The Company has five MRs that are scheduled for drydock throughout 2018 and estimates that these vessels will be offhire for an aggregate of 100 days and an aggregate cost of approximately $4.0 million.

Debt
Set forth below is a summary of the Company’s outstanding indebtedness as of the dates presented:

In millions of U.S. dollars	Outstanding as of March 31, 2017	Drawdowns and (repayments), net	Outstanding as of June 30, 2017	Additions, drawdowns and (repayments), net	Outstanding as of September 15, 2017	Availability as of September 15, 2017
2011 Credit Facility (1)	$42.1	$(42.1)	$—	$—	$—	$—
K-Sure Credit Facility	299.1	(3.3)	295.8	(12.3)	283.5	—
KEXIM Credit Facility	349.8	—	349.8	(16.8)	333.0	—
Credit Suisse Credit Facility	58.4	(1.0)	57.4	(3.9)	53.5	—
ABN AMRO Credit Facility	124.0	(6.3)	117.7	(2.2)	115.5	—
ING Credit Facility	122.1	(2.2)	119.9	(10.0)	109.9	—
BNP Paribas Credit Facility (2)	59.8	(28.8)	31.0	—	31.0	—
Scotiabank Credit Facility	31.6	(0.6)	31.0	(2.2)	28.8	—
NIBC Credit Facility	38.8	(1.0)	37.8	(3.1)	34.7	—
2016 Credit Facility	274.4	(6.8)	267.6	(6.8)	260.8	—
DVB Credit Facility (3)	86.8	(86.8)	—	—	—	—
HSH Nordbank Credit Facility	31.1	(0.7)	30.4	(0.7)	29.7	—
2017 Credit Facility (4)	20.4	41.0	61.4	20.6	82.0	85.3
DVB 2017 Credit Facility (3)	—	81.4	81.4	(1.5)	79.9	—
Credit Agricole Credit Facility (5)	—	112.1	112.1	(2.1)	110.0	—
ABN AMRO/K-Sure Credit Facility (6)	—	—	—	54.3	54.3	—
Citi/K-Sure Credit Facility (7)	—	—	—	114.1	114.1	—
Ocean Yield Sale and Leaseback (8)	—	—	—	173.2	173.2	—
CMBFL Sale and Leaseback (9)	—	—	—	68.0	68.0	—
BCFL Sale and Leaseback (10)	—	—	—	109.9	109.9	—
CSSC Sale and Leaseback (11)	—	—	—	279.3	279.3	—
2020 senior unsecured notes	53.8	—	53.8	—	53.8	—
2017 senior unsecured notes (12)	51.8	(6.3)	45.5	—	45.5	—
2019 senior unsecured notes (13)	50.0	7.5	57.5	—	57.5	—
Convertible Notes	348.5	—	348.5	—	348.5	—
	$2,042.5	$56.1	$2,098.6	$757.8	$2,856.4	$85.3

(1)	In April 2017, the Company fully repaid the 2011 Credit Facility as a result of the sale and leaseback transactions for STI Beryl, STI Le Rocher and STI Larvotto.

(2)
Activity for the BNP Paribas Credit Facility includes the $27.6 million aggregate repayment made in June 2017 in connection with the sales of STI Emerald and STI Sapphire in June and July 2017, respectively.

(3)
In April 2017, the Company refinanced the outstanding amounts borrowed under the DVB Credit Facility by repaying $86.8 million on this facility and drawing down $81.4 million from the DVB 2017 Credit Facility.

(4)
The Company drew down $20.4 million in April 2017, $21.0 million in June 2017, and $21.0 million in July 2017 from the 2017 Credit Facility to partially finance the purchase of STI Bosphorus, STI Leblon and STI La Boca, respectively.

(5)
In June 2017, prior to the closing of the merger, the Company acquired certain of NPTI's subsidiaries that own four LR1 tankers (Navig8 Excel, Navig8 Excelsior, Navig8 Expedite and Navig8 Exceed). This transaction closed on June 14, 2017 and the Company assumed the outstanding indebtedness under NPTI's Credit Agricole Credit Facility upon closing. The aggregate amount initially drawn by NPTI under the Credit Agricole Credit Facility between November 2015 and February 2016 was $128.5 million. Repayments will be made in equal quarterly installments in accordance with a 15-year repayment profile with a balloon payment due upon maturity, which occurs between November 2022 and February 2023 (depending on the vessel). The facility bears interest at LIBOR plus a margin of 2.75%. The remaining terms and conditions, including financial covenants, have been amended to be similar to those in the Company's existing credit facilities.

(6)
The Company assumed the outstanding indebtedness under NPTI's senior secured credit facility with ABN AMRO Bank N.V. and Korea Trade Insurance Corporation (K-Sure), which we refer to as the ABN AMRO/K-Sure Credit Facility, upon the closing of the merger in September 2017. Two LR1s are collateralized under this facility and the facility consists of two separate tranches, a $11.5 million commercial tranche and a $46.2 million K-Sure tranche (which represents the amounts drawn at inception). The commercial tranche bears interest at LIBOR plus 2.75% and the K-Sure tranche bears interest at LIBOR plus 1.80%. Repayments on the K-Sure tranche will be made in equal quarterly installments in accordance with a 12-year repayment profile, and the commercial tranche will be repaid via a balloon payment upon maturity in September and November 2022 (depending on the vessel). The K-Sure tranche fully matures in September and November 2028 (depending on the vessel), and K-Sure has an option to require repayment upon the maturity of the commercial tranche if the commercial tranche is not refinanced by its maturity dates. The remaining terms and conditions, including financial covenants, have been amended to be similar to those in the Company's existing credit facilities.

(7)
The Company assumed the outstanding indebtedness under NPTI's senior secured credit facility with Citibank N.A., London Branch, Caixabank, S.A., and Korea Trade Insurance Corporation (K-Sure), which we refer to as the Citi/K-Sure Credit Facility, upon the closing of the merger in September 2017. Four LR1s are collateralized under this facility. The facility consists of two separate tranches, a $25.1 million commercial tranche and a $100.5 million K-Sure tranche (which represents the amounts drawn at inception). The commercial tranche bears interest at LIBOR plus 2.50% and the K-Sure tranche bears interest at LIBOR plus 1.60%. Repayments on the K-Sure tranche will be made in equal quarterly installments in accordance with a 12-year repayment profile and the commercial tranche is scheduled to be repaid via a balloon payment upon the maturity of such tranche which occurs between March and May 2022 (depending on the vessel). The K-Sure tranche fully matures between March and May 2028 (depending on the vessel), and K-Sure has an option to require repayment upon the maturity of the commercial tranche if the commercial tranche is not refinanced by its maturity dates. The remaining terms and conditions, including financial covenants, have been amended to be similar to those in the Company's existing credit facilities.

(8)
The Company assumed the obligations under NPTI’s sale and leaseback arrangement with Ocean Yield ASA for four LR2 tankers upon the closing of the merger in September 2017. Under this arrangement, each vessel is subject to a 13 year bareboat charter, which expires between February and August 2029 (depending on the vessel). Charterhire, which is paid monthly in advance, includes a quarterly adjustment based on prevailing LIBOR rates.

These arrangements will be accounted for as finance leases, with a portion of the fixed rate attributed to interest expense and the remaining portion applied against the principle balance. Future principal payments are approximately $0.2 million gradually increasing to $0.3 million per vessel per month until the expiration of the agreement. The interest component of the leases approximates LIBOR plus 5.40%. The Company also has purchase options to re-acquire each of the vessels during the bareboat charter period, with the first of such options exercisable beginning at the end of the seventh year from the delivery date of the subject vessel. The Company is subject to certain terms and conditions, including financial covenants, under this arrangement which have been amended to be similar to those in the Company's existing credit facilities.

(9)
The Company assumed the obligations under NPTI’s sale and leaseback arrangement with CMB Financial Leasing Co. Ltd ("CMBFL") for two LR1 tankers upon the closing of the merger in September 2017. Under this arrangement, each vessel is subject to a seven-year bareboat charter which expires in July or August 2023 (depending on the vessel). Charterhire under the arrangement is comprised of a fixed, quarterly repayment amount of $0.6 million per vessel plus a variable component calculated at LIBOR plus 3.75%. The Company has purchase options to re-acquire each of the subject vessels during the bareboat charter period, with the first of such options exercisable on the third anniversary from the delivery date of the respective vessel. There is also purchase obligation for each vessel upon the expiration of the agreement for $40.2 million in aggregate. These arrangements will be accounted for as finance leases. The Company is subject to certain terms and conditions, including financial covenants, under this arrangement which have been amended to be similar to those in the Company's existing credit facilities.

(10)
The Company assumed the obligations under NPTI’s sale and leaseback arrangement with Bank of Communications Finance Leasing Co Ltd., ("BCFL") for three LR2 tankers upon the closing of the merger in September 2017. Under the arrangement, each vessel is subject to a 10-year bareboat charter, which expire in July 2026. Charterhire under the arrangement is determined in advance, on a quarterly basis and is calculated by determining the payment based off of the then outstanding balance, the time to expiration and an interest rate of LIBOR plus 3.50%. At current, prevailing interest rates, future principal payments are estimated to be $0.2 million gradually increasing to $0.3 million per vessel per month until the expiration of the agreement. The Company has purchase options to re-acquire each of the subject vessels during the bareboat charter period, with the first of such options exercisable at the end of the fourth year from the delivery date of the respective vessel. There is also purchase obligation for each vessel upon the expiration of the agreement for $29.7 million in aggregate. These arrangements will be accounted for as finance leases.

(11)
The Company assumed the obligations under NPTI’s sale and leaseback arrangement with CSSC (Hong Kong) Shipping Company Limited ("CSSC") for eight LR2 tankers upon the closing of the merger in September 2017. Under the arrangement, each vessel is subject to a 10 year bareboat charter which expire throughout 2026 and 2027 (depending on the vessel). Charterhire under the arrangement is comprised of a fixed repayment amount of $0.2 million per month per vessel plus a variable component calculated at LIBOR plus 4.60%. The Company has purchase options to re-acquire each of the subject vessels during the bareboat charter period, with the first of such options exercisable at the end of the fourth year from the delivery date of the respective vessel. There is also a purchase obligation for each vessel upon the expiration of the agreement for $111.4 million in aggregate. These arrangements will be accounted for as finance leases.

(12)	In April 2017, the Company completed a cash tender offer of its 7.50% Senior Notes due October 2017 and repurchased $6.3 million aggregate principal amount of the Senior Notes due 2017.

(13)
In March 2017, the Company issued $50.0 million of Senior Notes due 2019 in an underwritten public offering and in April 2017, the Company issued an additional $7.5 million of Senior Notes due 2019 when the underwriters fully exercised their option to purchase additional notes under the same terms and conditions. The Senior Notes due 2019 mature on June 1, 2019 and bear interest at a coupon rate of 8.25% per year.

Set forth below are the expected, estimated future principal repayments on the Company's outstanding indebtedness which includes amounts due under sale and finance leaseback arrangements. The principal portion of payments under the sale and leaseback arrangement with BCFL has been estimated based off of recent prevailing interest rates:

In millions of U.S. dollars
Q3 2017 - principal payments made to date	$69.4
Q3 2017 - remaining principal payments	0.8
Q4 2017	78.4
Q1 2018	57.5
Q2 2018	33.9
Q3 2018	61.4
Q4 2018	36.7
2019 and thereafter	2,587.7

$2,925.8

Newbuilding Program
As of June 30, 2017, the Company had six MR product tankers under construction with HMD and currently has four MR product tankers under construction with HMD after taking deliveries of STI Leblon and STI La Boca in July 2017. The Company refers to these vessels under construction as its Newbuilding Program.
During the second quarter of 2017, the Company made installment payments of $57.8 million relating to vessels under its Newbuilding Program.
Set forth below are the expected future installment payments and estimated debt drawdowns to partially finance the purchase vessels under construction as of June 30, 2017 (1):

In millions of U.S. dollars
Q3 2017 - installment payments made to date	$25.3
Q3 2017 - remaining installment payment	21.6
Q4 2017	50.5
Q1 2018	21.6

$119.0

Expected future debt drawdowns (1)	In millions of U.S. dollars
Q3 2017 - drawdown made to date	$21.0	(2)
Q3 2017 - drawdown to be made	20.6
Q4 2017	43.1
Q1 2018	21.6

Total expected future debt drawdowns	$106.3

(1)	The installment payments and debt drawdowns are estimates only and are subject to change as construction progresses.

(2)
As of June 30, 2017, the Company had $106.3 million available under its 2017 Credit Facility to partially finance the purchase of five MR product tankers that were under construction at HMD (the drawdown for the sixth vessel, STI Leblon, occurred on June 29, 2017 in advance of its delivery on July 4, 2017. Accordingly, this drawdown is not reflected in the above table). On July 11, 2017, the Company drew down $21.0 million to partially finance the purchase of STI La Boca, which was delivered on July 14, 2017.

Explanation of Variances on the Second Quarter of 2017 Financial Results Compared to the Second Quarter of 2016
For the three months ended June 30, 2017, the Company recorded a net loss of $68.3 million compared to net income of $3.8 million for the three months ended June 30, 2016. The following were the significant changes between the two periods:

•
Time charter equivalent, or TCE revenue, a Non-IFRS measure, is vessel revenues less voyage expenses (including bunkers and port charges). TCE revenue is included herein because it is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance irrespective of changes in the mix of charter types (i.e., spot charters, time charters, and pool charters), and it provides useful information to investors and management. The following table depicts TCE revenue for the three months ended June 30, 2017 and 2016:

	For the three months ended June 30,
In thousands of U.S. dollars	2017	2016
Vessel revenue	$118,418	$137,214
Voyage expenses	(912)	(472)
TCE revenue	$117,506	$136,742

•
TCE revenue decreased $19.2 million to $117.5 million from $136.7 million for the three months ended June 30, 2017 and 2016, respectively. This decrease was driven by a decrease in overall time charter equivalent revenue per day to $13,227 per day from $16,903 per day for the three months ended June 30, 2017 and 2016, respectively (see the breakdown of daily TCE below). TCE revenue per day decreased across all of our operating segments as unfavorable market conditions that developed during the second half of 2016, driven by the delivery of newbuildings, high product inventories, low refining margins and a lack of arbitrage opportunities, persisted into the first half of 2017.

•
Vessel operating costs increased $3.6 million to $49.8 million from $46.2 million for the three months ended June 30, 2017 and 2016, respectively. This increase was the result of an increase in the average number of owned and bareboat chartered-in vessels to 87.9 vessels from 77.2 vessels for the three months ended June 30, 2017 and 2016, respectively. This increase was partially offset by an overall decrease in vessel operating costs per day to $6,233 per day from $6,585 per day for the three months ended June 30, 2017 and 2016, respectively which was driven by improvements in our LR2 and MR operating segments (see the breakdown of daily vessel operating costs below).

•
Charterhire expense increased $0.8 million to $19.5 million from $18.7 million for the three months ended June 30, 2017 and 2016, respectively. The Company's time and bareboat chartered-in fleet increased to an average of 10.4 time chartered-in vessels and 9.3 bareboat chartered-in vessels from an average of 11.7 time chartered-in vessels for the three months ended June 30, 2017 and 2016, respectively. There were no bareboat chartered-in vessels during the three months ended June 30, 2016. This increase was offset by lower average daily base rates on the time chartered-in fleet to an average of $14,110 per vessel per day from an average of $17,425 per vessel per day for the three months ended June 30, 2017 and 2016, respectively. The average daily base rate for the Company's bareboat chartered-in fleet was $7,175 per day for the three months ended June 30, 2017.

•
Depreciation expense increased $1.1 million to $31.0 million from $29.9 million for the three months ended June 30, 2017 and 2016, respectively. This increase was primarily driven by the delivery of three LR2 tankers (one in 2016, and two during the six months ended June 30, 2017), the delivery of the 4 LR1 vessels acquired from NPTI in June 2017 and the delivery of two MR tankers under our Newbuilding Program during the six months ended June 30, 2017, offset by the sales of five MR tankers during 2017.

•
General and administrative expenses decreased $1.4 million to $11.7 million from $13.1 million for the three months ended June 30, 2017 and 2016, respectively. This decrease was primarily driven by a reduction in restricted stock amortization.

•
Merger transaction related costs of $32.5 million during the three months ended June 30, 2017 represent costs incurred as part of the merger with NPTI. These costs include an estimate of $15.2 million of advisory and other professional fees and $17.3 million of costs related to the early termination of NPTI's existing service agreements. Approximately $6.0 million of the termination costs may be settled via the issuance of up to 1.5 million common shares of the Company. See the fifth bullet under “Merger with Navig8 Product Tankers Inc” above.

•
Bargain purchase gain of $5.4 million recorded during the three months ended June 30, 2017 represents the results of the initial purchase price allocation which was performed upon the Company's acquisition of four LR1 vessel owning subsidiaries from NPTI on June 14, 2017. This transaction was accounted for as a business combination due to its connection with the merger.

•
Financial expenses decreased $1.0 million to $25.0 million from $26.0 million for the three months ended June 30, 2017 and 2016, respectively. The decrease was primarily the result of a $3.7 million write-off of deferred financing fees that was recorded during the three months ended June 30, 2016, as compared to a $0.8 million write-off of deferred financing fees that was recorded during the three months ended June 30, 2017. This decrease was offset by an increase in interest expense as a result of (i) increases in LIBOR rates when compared to the second quarter of 2016, (ii) interest incurred on the Company's newly issued Senior Notes due 2019, and (iii) a decrease in capitalized interest as a result of the decrease in the number of vessels under construction.

Scorpio Tankers Inc. and Subsidiaries
Condensed Consolidated Statements of Income or Loss
(unaudited)

	For the three months ended June 30,		For the six months ended June 30,
In thousands of U.S. dollars except per share and share data	2017	2016	2017	2016
Revenue
Vessel revenue	$118,418	$137,214	$241,219	$302,342

Operating expenses
Vessel operating costs	(49,838)	(46,237)	(97,986)	(94,272)
Voyage expenses	(912)	(472)	(3,444)	(828)
Charterhire	(19,473)	(18,685)	(38,904)	(34,330)
Depreciation	(31,039)	(29,885)	(61,541)	(60,089)
General and administrative expenses	(11,692)	(13,085)	(23,602)	(30,102)
(Loss)/gain on sale of vessels and write down of vessel held for sale	(23,352)	137	(23,352)	(2,078)
Merger transaction related costs	(32,530)	—	(32,530)	—
Bargain purchase gain	5,417	—	5,417	—
Total operating expenses	(163,419)	(108,227)	(275,942)	(221,699)
Operating (loss) / income	(45,001)	28,987	(34,723)	80,643
Other (expense) and income, net
Financial expenses	(25,030)	(26,010)	(46,694)	(51,231)
Realized loss on derivative financial instruments	—	—	(116)	—
Unrealized gain on derivative financial instruments	—	429	—	1,431
Financial income	436	489	489	1,104
Other expenses, net	1,345	(49)	1,262	(70)
Total other expense, net	(23,249)	(25,141)	(45,059)	(48,766)
Net (loss) / income	$(68,250)	$3,846	$(79,782)	$31,877

(Loss) / earnings per share

Basic	$(0.38)	$0.02	$(0.46)	$0.20
Diluted	$(0.38)	$0.02	$(0.46)	0.19
Basic weighted average shares outstanding	181,378,540	161,381,900	172,096,465	160,931,752
Diluted weighted average shares outstanding (1)	181,378,540	165,943,795	172,096,465	166,306,290

(1) The dilutive effect of (i) unvested shares of restricted stock and (ii) the potentially dilutive securities relating to the Company's Convertible Notes were excluded from the computation of diluted earnings per share for the three and six months ended June 30, 2017 because their effect would have been anti-dilutive. Weighted average shares under the if-converted method (which includes the potential dilutive effect of both the unvested shares of restricted stock and our Convertible Notes) were 219,454,258 and 211,015,146 for the three and six months ended June 30, 2017, respectively.

Scorpio Tankers Inc. and Subsidiaries
Condensed Consolidated Balance Sheets
(unaudited)

	As of
In thousands of U.S. dollars	June 30, 2017	December 31, 2016
Assets
Current assets
Cash and cash equivalents	$280,410	$99,887
Accounts receivable	38,944	42,329
Prepaid expenses and other current assets	12,638	9,067
Derivative financial instruments	—	116
Inventories	6,587	6,122
Vessel held for sale	27,463	—
Total current assets	366,042	157,521
Non-current assets
Vessels and drydock	3,033,902	2,913,254
Vessels under construction	103,359	137,917
Other assets	34,290	21,495
Restricted cash	1,708	—
Total non-current assets	3,173,259	3,072,666
Total assets	$3,539,301	$3,230,187
Current liabilities
Current portion of long-term debt	$191,275	$353,012
Accounts payable	8,115	9,282
Accrued expenses	69,621	23,024
Total current liabilities	269,011	385,318
Non-current liabilities
Long-term debt	1,838,050	1,529,669
Total non-current liabilities	1,838,050	1,529,669
Total liabilities	2,107,061	1,914,987
Shareholders' equity
Issued, authorized and fully paid-in share capital:
Share capital	2,747	2,247
Additional paid-in capital	1,953,091	1,756,769
Treasury shares	(443,816)	(443,816)
Accumulated deficit	(79,782)	—
Total shareholders' equity	1,432,240	1,315,200
Total liabilities and shareholders' equity	$3,539,301	$3,230,187

Scorpio Tankers Inc. and Subsidiaries
Condensed Consolidated Statement of Cash Flows
(unaudited)

	For the six months ended June 30,
In thousands of U.S. dollars	2017	2016
Operating activities
Net (loss) / income	$(79,782)	$31,877
Loss on sales of vessels and write down of vessel held for sale	23,352	2,078
Depreciation	61,541	60,089
Amortization of restricted stock	11,605	15,488
Amortization of deferred financing fees	6,640	7,440
Write-off of deferred financing fees	867	5,527
Bargain purchase gain	(5,417)	—
Share-based transaction costs for the acquired four LR1 vessels from NPTI	5,973	—
Unrealized gain on derivative financial instruments	—	(1,431)
Amortization of acquired time charter contracts	—	65
Accretion of Convertible Notes	6,009	5,740
Accretion of fair value measurement discount for debt assumed on the acquired four LR1 vessels from NPTI	37	—
Gain on repurchase of Convertible Notes	—	(994)
	30,825	125,879
Changes in assets and liabilities:
Drydock payments	(357)	—
Decrease in inventories	132	498
Decrease in accounts receivable	8,715	15,205
Increase in prepaid expenses and other current assets	(2,639)	(4,878)
(Increase) / decrease in other assets	(3,141)	310
Decrease in accounts payable	(1,110)	(1,033)
Increase / (decrease) in accrued expenses	27,092	(9,373)
	28,692	729
Net cash inflow from operating activities	59,517	126,608
Investing activities
Acquisition of vessels and payments for vessels under construction	(148,197)	(102,872)
Proceeds from disposal of vessels	99,909	158,175
Net cash paid for the acquisition of the four LR1 vessels from NPTI	(38,211)	—
Net cash (outflow) / inflow from investing activities	(86,499)	55,303
Financing activities
Debt repayments	(283,473)	(276,586)
Issuance of debt	317,775	146,191
Debt issuance costs	(10,305)	(3,248)
Increase in restricted cash	(1,708)	—
Repayment of Convertible Notes	—	(8,393)
Gross proceeds from issuance of common stock	200,000	—
Equity issuance costs	(11,291)	(24)
Dividends paid	(3,493)	(43,259)
Repurchase of common stock	—	(13,707)
Net cash inflow / (outflow) from financing activities	207,505	(199,026)
Increase / (decrease) in cash and cash equivalents	180,523	(17,115)
Cash and cash equivalents at January 1,	99,887	200,970
Cash and cash equivalents at June 30,	$280,410	$183,855

Scorpio Tankers Inc. and Subsidiaries
Other operating data for the three and six months ended June 30, 2017

(unaudited)

	For the three months ended June 30,		For the six months ended June 30,
	2017	2016	2017	2016
Adjusted EBITDA(1) (in thousands of U.S. dollars)	$43,165	$65,866	$90,034	$158,228

Average Daily Results
Time charter equivalent per day(2)	$13,227	$16,903	$13,799	$18,561
Vessel operating costs per day(3)	$6,233	$6,585	$6,370	$6,599

LR2
TCE per revenue day (2)	$15,021	$20,688	$15,760	$23,963
Vessel operating costs per day(3)	$6,320	$6,562	$6,433	$6,681
Average number of owned vessels	22.6	20.1	21.9	19.6
Average number of time chartered-in vessels	1.0	2.0	1.1	2.0

Panamax/LR1
TCE per revenue day (2)	$8,889	$19,149	$10,986	$22,742
Vessel operating costs per day(3)	$5,316	—	$5,316	—
Average number of owned vessels	0.7	—	0.4	—
Average number of time chartered-in vessels	0.5	0.7	0.8	0.8

MR
TCE per revenue day (2)	$13,082	$16,528	$13,254	$17,562
Vessel operating costs per day(3)	$6,135	$6,699	$6,224	$6,639
Average number of owned vessels	41.3	43.1	41.7	44.9
Average number of time chartered-in vessels	6.9	4.0	7.4	4.0
Average number of bareboat chartered-in vessels	2.3	—	1.1	—

Handymax
TCE per revenue day (2)	$11,908	$13,382	$13,100	$14,616
Vessel operating costs per day(3)	$6,349	$6,226	$6,626	$6,336
Average number of owned vessels	14.0	14.0	14.0	14.0
Average number of time chartered-in vessels	2.0	5.1	2.1	4.2
Average number of bareboat chartered-in vessels	7.0	—	5.2	—

Fleet data
Average number of owned vessels	78.6	77.2	77.9	78.5
Average number of time chartered-in vessels	10.4	11.7	11.4	11.0
Average number of bareboat chartered-in vessels	9.3	—	6.3	—

Drydock
Expenditures for drydock (in thousands of U.S. dollars)	$357	—	$357	—

(1)	See Non-IFRS Measures section below.
(2)
Freight rates are commonly measured in the shipping industry in terms of time charter equivalent per day (or TCE per day), which is calculated by subtracting voyage expenses, including bunkers and port charges, from vessel revenue and dividing the net amount (time charter equivalent revenues) by the number of revenue days in the period. Revenue days are the number of days the vessel is owned or chartered-in less the number of days the vessel is off-hire for drydock and repairs.

(3)
Vessel operating costs per day represent vessel operating costs divided by the number of operating days during the period. Operating days are the total number of available days in a period with respect to the owned or bareboat chartered-in vessels, before deducting available days due to off-hire days and days in drydock. Operating days is a measurement that is only applicable to our owned, finance leased or bareboat chartered-in vessels, not our time chartered-in vessels.

Fleet list as of September 15, 2017

	Vessel Name	Year Built	DWT	Ice class	Employment	Vessel type
	Owned or finance leased vessels
1	STI Brixton	2014	38,734	1A	SHTP (1)	Handymax
2	STI Comandante	2014	38,734	1A	SHTP (1)	Handymax
3	STI Pimlico	2014	38,734	1A	Time Charter (8)	Handymax
4	STI Hackney	2014	38,734	1A	SHTP (1)	Handymax
5	STI Acton	2014	38,734	1A	SHTP (1)	Handymax
6	STI Fulham	2014	38,734	1A	SHTP (1)	Handymax
7	STI Camden	2014	38,734	1A	SHTP (1)	Handymax
8	STI Battersea	2014	38,734	1A	SHTP (1)	Handymax
9	STI Wembley	2014	38,734	1A	SHTP (1)	Handymax
10	STI Finchley	2014	38,734	1A	SHTP (1)	Handymax
11	STI Clapham	2014	38,734	1A	SHTP (1)	Handymax
12	STI Poplar	2014	38,734	1A	Time Charter (8)	Handymax
13	STI Hammersmith	2015	38,734	1A	SHTP (1)	Handymax
14	STI Rotherhithe	2015	38,734	1A	SHTP (1)	Handymax
15	STI Amber	2012	49,990	—	SMRP (2)	MR
16	STI Topaz	2012	49,990	—	SMRP (2)	MR
17	STI Ruby	2012	49,990	—	SMRP (2)	MR
18	STI Garnet	2012	49,990	—	SMRP (2)	MR
19	STI Onyx	2012	49,990	—	SMRP (2)	MR
20	STI Fontvieille	2013	49,990	—	SMRP (2)	MR
21	STI Ville	2013	49,990	—	SMRP (2)	MR
22	STI Duchessa	2014	49,990	—	SMRP (2)	MR
23	STI Opera	2014	49,990	—	SMRP (2)	MR
24	STI Texas City	2014	49,990	—	SMRP (2)	MR
25	STI Meraux	2014	49,990	—	SMRP (2)	MR
26	STI San Antonio	2014	49,990	—	SMRP (2)	MR
27	STI Venere	2014	49,990	—	SMRP (2)	MR
28	STI Virtus	2014	49,990	—	SMRP (2)	MR
29	STI Aqua	2014	49,990	—	SMRP (2)	MR
30	STI Dama	2014	49,990	—	SMRP (2)	MR
31	STI Benicia	2014	49,990	—	SMRP (2)	MR
32	STI Regina	2014	49,990	—	SMRP (2)	MR
33	STI St. Charles	2014	49,990	—	SMRP (2)	MR
34	STI Mayfair	2014	49,990	—	SMRP (2)	MR
35	STI Yorkville	2014	49,990	—	SMRP (2)	MR
36	STI Milwaukee	2014	49,990	—	SMRP (2)	MR
37	STI Battery	2014	49,990	—	SMRP (2)	MR
38	STI Soho	2014	49,990	—	SMRP (2)	MR
39	STI Memphis	2014	49,995	—	SMRP (2)	MR
40	STI Tribeca	2015	49,990	—	SMRP (2)	MR
41	STI Gramercy	2015	49,990	—	SMRP (2)	MR
42	STI Bronx	2015	49,990	—	SMRP (2)	MR
43	STI Pontiac	2015	49,990	—	SMRP (2)	MR
44	STI Manhattan	2015	49,990	—	SMRP (2)	MR

45	STI Queens	2015	49,990	—	SMRP (2)	MR
46	STI Osceola	2015	49,990	—	SMRP (2)	MR
47	STI Notting Hill	2015	49,687	1B	Time Charter (9)	MR
48	STI Seneca	2015	49,990	—	SMRP (2)	MR
49	STI Westminster	2015	49,687	1B	Time Charter (9)	MR
50	STI Brooklyn	2015	49,990	—	SMRP (2)	MR
51	STI Black Hawk	2015	49,990	—	SMRP (2)	MR
52	STI Galata	2017	49,990	—	SMRP (2)	MR
53	STI Bosphorus	2017	49,990	—	SMRP (2)	MR
54	STI Leblon	2017	49,990	—	Spot (10)	MR
55	STI La Boca	2017	49,990	—	Spot (10)	MR
56	Navig8 Excel	2015	74,000	—	Navig8 LR8 (3)	LR1
57	Navig8 Excelsior	2016	74,000	—	SLR1P (4)	LR1
58	Navig8 Expedite	2016	74,000	—	SLR1P (4)	LR1
59	Navig8 Exceed	2016	74,000	—	Navig8 LR8 (3)	LR1
60	Navig8 Executive	2016	74,000	—	SLR1P (4)	LR1
61	Navig8 Excellence	2016	74,000	—	SLR1P (4)	LR1
62	Navig8 Experience	2016	74,000	—	SLR1P (4)	LR1
63	Navig8 Express	2016	74,000	—	Navig8 LR8 (3)	LR1
64	Navig8 Precision	2016	74,000	—	Navig8 LR8 (3)	LR1
65	Navig8 Prestige	2016	74,000	—	SLR1P (4)	LR1
66	Navig8 Pride	2016	74,000	—	Navig8 LR8 (3)	LR1
67	Navig8 Providence	2016	74,000	—	Navig8 LR8 (3)	LR1
68	STI Elysees	2014	109,999	—	SLR2P (5)	LR2
69	STI Madison	2014	109,999	—	SLR2P (5)	LR2
70	STI Park	2014	109,999	—	SLR2P (5)	LR2
71	STI Orchard	2014	109,999	—	SLR2P (5)	LR2
72	STI Sloane	2014	109,999	—	SLR2P (5)	LR2
73	STI Broadway	2014	109,999	—	SLR2P (5)	LR2
74	STI Condotti	2014	109,999	—	SLR2P (5)	LR2
75	STI Rose	2015	109,999	—	Time Charter (11)	LR2
76	STI Veneto	2015	109,999	—	SLR2P (5)	LR2
77	STI Alexis	2015	109,999	—	SLR2P (5)	LR2
78	STI Winnie	2015	109,999	—	SLR2P (5)	LR2
79	STI Oxford	2015	109,999	—	SLR2P (5)	LR2
80	STI Lauren	2015	109,999	—	SLR2P (5)	LR2
81	STI Connaught	2015	109,999	—	SLR2P (5)	LR2
82	STI Spiga	2015	109,999	—	SLR2P (5)	LR2
83	STI Savile Row	2015	109,999	—	SLR2P (5)	LR2
84	STI Kingsway	2015	109,999	—	SLR2P (5)	LR2
85	STI Carnaby	2015	109,999	—	SLR2P (5)	LR2
86	Navig8 Solidarity	2015	109,999	—	SAPC (7)	LR2
87	STI Lombard	2015	109,999	—	SLR2P (5)	LR2
88	STI Grace	2016	109,999	—	SLR2P (5)	LR2
89	STI Jermyn	2016	109,999	—	SLR2P (5)	LR2
90	Navig8 Sanctity	2016	109,999	—	SAPC (7)	LR2
91	Navig8 Solace	2016	109,999	—	Navig8 Alpha8 (6)	LR2
92	Navig8 Stability	2016	109,999	—	Navig8 Alpha8 (6)	LR2
93	Navig8 Steadfast	2016	109,999	—	SLR2P (5)	LR2
94	Navig8 Supreme	2016	109,999	—	Navig8 Alpha8 (6)	LR2

95	Navig8 Symphony	2016	109,999	—	Navig8 Alpha8 (6)	LR2
96	STI Selatar	2017	109,999	—	SLR2P (5)	LR2
97	STI Rambla	2017	109,999	—	SLR2P (5)	LR2
98	Navig8 Gallantry	2016	113,000	—	Navig8 Alpha8 (6)	LR2
99	Navig8 Goal	2016	113,000	—	Navig8 Alpha8 (6)	LR2
100	Navig8 Grace	2016	113,000	—	Navig8 Alpha8 (6)	LR2
101	Navig8 Guard	2016	113,000	—	SLR2P (5)	LR2
102	Navig8 Guide	2016	113,000	—	Navig8 Alpha8 (6)	LR2
103	Navig8 Gauntlet	2017	113,000	—	Navig8 Alpha8 (6)	LR2
104	Navig8 Gladiator	2017	113,000	—	Navig8 Alpha8 (6)	LR2
105	Navig8 Gratitude	2017	113,000	—	SLR2P (5)	LR2

	Total owned DWT		7,683,235

	Vessel Name	Year Built	DWT	Ice class	Employment	Vessel type	Charter type	Daily Base Rate	Expiry (12)
	Time or bareboat chartered-in vessels
106	Kraslava	2007	37,258	1B	SHTP (1)	Handymax	Time charter	$11,250	13-May-18	(13)
107	Krisjanis Valdemars	2007	37,266	1B	SHTP (1)	Handymax	Time charter	$11,250	13-Mar-18	(14)
108	Silent	2007	37,847	1A	SHTP (1)	Handymax	Bareboat	$7,500	31-Mar-19	(15)
109	Single	2007	37,847	1A	SHTP (1)	Handymax	Bareboat	$7,500	31-Mar-19	(15)
110	Star I	2007	37,847	1A	SHTP (1)	Handymax	Bareboat	$7,500	31-Mar-19	(15)
111	Sky	2007	37,847	1A	SHTP (1)	Handymax	Bareboat	$6,000	31-Mar-19	(16)
112	Steel	2008	37,847	1A	SHTP (1)	Handymax	Bareboat	$6,000	31-Mar-19	(16)
113	Stone I	2008	37,847	1A	SHTP (1)	Handymax	Bareboat	$6,000	31-Mar-19	(16)
114	Style	2008	37,847	1A	SHTP (1)	Handymax	Bareboat	$6,000	31-Mar-19	(16)
115	STI Beryl	2013	49,990	—	SMRP (2)	MR	Bareboat	$8,800	18-Apr-25	(17)
116	STI Le Rocher	2013	49,990	—	SMRP (2)	MR	Bareboat	$8,800	21-Apr-25	(17)
117	STI Larvotto	2013	49,990	—	SMRP (2)	MR	Bareboat	$8,800	28-Apr-25	(17)
118	Vukovar	2015	49,990	—	SMRP (2)	MR	Time charter	$17,034	01-May-18
119	Zefyros	2013	49,999	—	SMRP (2)	MR	Time charter	$13,000	08-Dec-17	(18)
120	Gan-Trust	2013	51,561	—	SMRP (2)	MR	Time charter	$13,050	06-Jan-18	(19)
121	CPO New Zealand	2011	51,717	—	SMRP (2)	MR	Time charter	$15,250	12-Sep-18	(20)
122	CPO Australia	2011	51,763	—	SMRP (2)	MR	Time charter	$15,250	01-Sep-18	(20)
123	Ance	2006	52,622	—	SMRP (2)	MR	Time charter	$13,500	12-Oct-18	(21)

124	Densa Crocodile	2015		105,408	—	SLR2P (5)	LR2	Time charter	$14,750	06-Jan-18	(22)

	Total time or bareboat chartered-in DWT			902,483

	Newbuildings currently under construction
	Vessel Name	Yard		DWT	Vessel type
125	Hull 2605 - TBN STI San Telmo	HMD	(23)	52,000	MR
126	Hull 2606 - TBN STI Donald C Trauscht	HMD	(23)	52,000	MR
127	Hull 2607 - TBN STI Esles II	HMD	(23)	52,000	MR
128	Hull 2608 - TBN STI Jardins	HMD	(23)	52,000	MR

	Total newbuilding product tankers DWT			208,000

	Total Fleet DWT			8,793,718

(1)
This vessel operates in or is expected to operate in the Scorpio Handymax Tanker Pool, or SHTP. SHTP is operated by Scorpio Commercial Management ("SCM"). SHTP and SCM are related parties to the Company.

(2)	This vessel operates in or is expected to operate in the Scorpio MR Pool, or SMRP. SMRP is operated by SCM. SMRP is a related party to the Company.
(3)	This vessel currently operates in the Navig8 LR8 pool and is expected to join the Scorpio LR1 Pool before the end of October 2017.
(4)	This vessel operates in the Scorpio LR1 Pool, or SLR1P. SLR1P is operated by SCM. SLR1P is a related party to the Company.
(5)	This vessel operates in the Scorpio LR2 Pool, or SLR2P. SLR2P is operated by SCM. SLR2P is a related party to the Company.
(6)	This vessel currently operates in the Navig8 Alpha8 pool and is expected to join the Scorpio LR2 Pool or Scorpio Aframax Pool before the end of October 2017.
(7)	This vessel operates in the Scorpio Aframax Pool, or SAPC. SAPC is operated by SCM. SAPC is a related party to the Company.
(8)	This vessel is currently time chartered-out to an unrelated third-party for three years at $18,000 per day. This time charter is scheduled to expire in January 2019.
(9)	This vessel is currently time chartered-out to an unrelated third-party for three years at $20,500 per day. This time charter is scheduled to expire in December 2018.
(10)
This vessel is currently employed under a short-term time charter-out agreement with an unrelated third party, following which this vessel is expected enter the SMRP. We consider short-term time charters (less than one year) as spot market voyages.

(11)	This vessel is currently time chartered-out to an unrelated third-party for three years at $28,000 per day. This time charter is scheduled to expire in February 2019.
(12)	Redelivery from the charterer is plus or minus 30 days from the expiry date.
(13)	We have an option to extend the charter for an additional year at $13,250 per day.
(14)	We have an option to extend the charter for an additional year at $13,250 per day.
(15)	This agreement includes a purchase option which can be exercised through December 31, 2018. If the purchase option is not exercised, the bareboat-in agreement will expire on March 31, 2019.
(16)	This agreement includes a purchase option which can be exercised through December 31, 2018. If the purchase option is not exercised, the bareboat-in agreement will expire on March 31, 2019.
(17)
In April 2017, we sold and leased back this vessel, on a bareboat basis, for a period of up to eight years for $8,800 per day. The sales price was $29.0 million and we have the option to purchase this vessel beginning at the end of the fifth year of the agreement through the end of the eighth year of the agreement, at market based prices. Additionally, a deposit of $4.35 million was retained by the buyer and will either be applied to the purchase price of the vessel if a purchase option is exercised, or refunded to us at the expiration of the agreement.

(18)
We have an option to extend this charter for an additional six months at $13,250 per day and should the first option be exercised, an additional option to extend the charter for an additional year at $14,500 per day.

(19)	We have an option to extend the charter for an additional year at $15,000 per day.
(20)	We have an option to extend the charter for an additional year at $16,000 per day.
(21)	In August 2017, we entered into a new time charter-in agreement for one year at $13,500 per day. We have an option to extend the charter for an additional year at $15,000 per day.
(22)	We have an option to extend this charter for an additional six months at $15,750 per day.
(23)
These newbuilding vessels are being constructed at HMD (Hyundai Mipo Dockyard Co. Ltd. of South Korea). Three vessels are expected to be delivered throughout the remainder of 2017 and one vessel is expected to be delivered in the first quarter of 2018.

Dividend Policy
The declaration and payment of dividends is subject at all times to the discretion of the Company's Board of Directors. The timing and amount of dividends, if any, depends on the Company's earnings, financial condition, cash requirements and availability, fleet renewal and expansion, restrictions in the loan agreements, the provisions of Marshall Islands law affecting the payment of dividends and other factors.

The Company's dividends paid during 2016 and 2017    were as follows:

Date paid	Dividends per share
March 2016	$0.125
June 2016	$0.125
September 2016	$0.125
December 2016	$0.125
March 2017	$0.010
June 2017	$0.010

On September 13, 2017, the Company's Board of Directors declared a quarterly cash dividend of $0.01 per share, payable on or about September 29, 2017 to all shareholders as of September 25, 2017 (the record date). As of September 15, 2017, there were 280,218,861 shares outstanding.

Securities Repurchase Program
In May 2015, the Company's Board of Directors authorized a Securities Repurchase Program to purchase up to an aggregate of $250 million of the Company's securities which, in addition to its common shares, currently consist of its (i) Convertible Notes, which were issued in June 2014, (ii) Unsecured Senior Notes Due 2020 (NYSE: SBNA), which were issued in May 2014, (iii) Unsecured Senior Notes Due 2017 (NYSE: SBNB), which were issued in October 2014, and (iv) Unsecured Senior Notes Due 2019 (NYSE: SBBC), which were issued in March 2017.
Since January 1, 2017 through the date of this press release, we acquired an aggregate of 250,419 of our Senior Notes due 2017 for aggregate consideration of $6.3 million, which was the result of the April 2017 cash tender offer of such notes that commenced in conjunction with the March 2017 issuance of the Company's Senior Notes due 2019 and concluded in April 2017.
As of the date hereof, the Company has the authority to purchase up to an additional $147.1 million of its securities under its Securities Repurchase Program. The Company expects to repurchase its securities in the open market, at times and prices that are considered to be appropriate by the Company, but is not obligated under the terms of the Securities Repurchase Program to repurchase any of its securities.
About Scorpio Tankers Inc.
Scorpio Tankers Inc. is a provider of marine transportation of petroleum products worldwide. Scorpio Tankers Inc. currently owns or finance leases 105 product tankers (38 LR2 tankers, 12 LR1 tankers, 41 MR tankers, 14 Handymax tankers) with an average age of 2.2 years and time or bareboat charters-in 19 product tankers (one LR2 tanker, nine MR tankers and nine Handymax tankers). The Company has contracted for four newbuilding MR product tankers, which are expected to be delivered throughout the remainder of 2017 and the first quarter of 2018. Additional information about the Company is available at the Company's website www.scorpiotankers.com, which is not a part of this press release.

Non-IFRS Measures
Reconciliation of IFRS Financial Information to Non-IFRS Financial Information
This press release describes adjusted net income or loss and adjusted EBITDA, which are not measures prepared in accordance with IFRS (i.e. "Non-IFRS" measures). The Non-IFRS measures are presented in this press release as we believe that they provide investors and other users of our financial statements, such as our lenders, with a means of evaluating and understanding how the Company's management evaluates the Company's operating performance. These Non-IFRS measures should not be considered in isolation from, as substitutes for, or superior to financial measures prepared in accordance with IFRS.
The Company believes that the presentation of adjusted net income or loss with adjusted earnings or loss per share, basic and diluted, and adjusted EBITDA are useful to investors other users of our financial statements, such as our lenders, because they facilitate the comparability and the evaluation of companies in the Company’s industry. In addition, the Company believes that adjusted net income or loss with adjusted earnings or loss per share, basic and diluted, and adjusted EBITDA are useful in evaluating its operating performance compared to that of other companies in the Company’s industry. The Company’s definitions of adjusted net income or loss with the adjusted earnings or loss per share, basic and diluted, and adjusted EBITDA may not be the same as reported by other companies in the shipping industry or other industries.

Reconciliation of Net (Loss) / Income to Adjusted Net (Loss) / Income

	For the three months ended June 30, 2017
		Per share		Per share
In thousands of U.S. dollars except per share data	Amount	basic		diluted
Net loss	$(68,250)	$(0.38)		$(0.38)
Adjustments:
Deferred financing fees write-off	801	—		—
Merger transaction related costs	32,530	0.18		0.18
Bargain purchase gain	(5,417)	(0.03)		(0.03)
Loss on sale of vessels and write down of vessels held for sale	23,352	0.13		0.13
Adjusted net loss	$(16,984)	$(0.09)	(1)	$(0.09)	(1)

	For the three months ended June 30, 2016
		Per share	Per share
In thousands of U.S. dollars except per share data	Amount	basic	diluted
Net income	$3,846	$0.02	$0.02
Adjustments:
Deferred financing fees write-off	3,706	0.02	0.02
Unrealized gain on derivative financial instruments	(429)	—	—
Gain on repurchase of Convertible Notes	(413)	—	—
Gain on sales of vessels	(137)	—	—
Adjusted net income	$6,573	$0.04	$0.04

	For the six months ended June 30, 2017
		Per share		Per share
In thousands of U.S. dollars except per share data	Amount	basic		diluted
Net loss	$(79,782)	$(0.46)		$(0.46)
Adjustments:
Deferred financing fees write-off	867	0.01		0.01
Merger transaction related costs	32,530	0.19		0.19
Bargain purchase gain	(5,417)	(0.03)		(0.03)
Loss on sale of vessels and write down of vessels held for sale	23,352	0.13		0.13
Adjusted net loss	$(28,450)	$(0.17)	(1)	$(0.17)	(1)

	For the six months ended June 30, 2016
		Per share		Per share
In thousands of U.S. dollars except per share data	Amount	basic		diluted
Net income	$31,877	$0.20		$0.19
Adjustments:
Deferred financing fees write-off	5,501	0.03		0.03
Unrealized gain on derivative financial instruments	(1,431)	(0.01)		(0.01)
Gain on repurchase of Convertible Notes	(994)	(0.01)		(0.01)
Loss on sales of vessels	2,078	0.01		0.01
Adjusted net income	$37,031	$0.23	(1)	$0.22	(1)

(1) Summation differences due to rounding

Reconciliation of Net (Loss) / Income to Adjusted EBITDA

	For the three months ended June 30,		For the six months ended June 30,
In thousands of U.S. dollars	2017	2016	2017	2016
Net (loss) / income	$(68,250)	$3,846	$(79,782)	$31,877
Financial expenses	25,030	26,010	46,694	51,231
Unrealized gain on derivative financial instruments	—	(429)	—	(1,431)
Financial income	(436)	(76)	(489)	(110)
Depreciation	31,039	29,885	61,541	60,089
Merger transaction related costs	32,530	—	32,530	—
Bargain purchase gain	(5,417)	—	(5,417)	—
Amortization of restricted stock	5,317	7,180	11,605	15,488
Loss on sale of vessels and write down of vessels held for sale	23,352	(137)	23,352	2,078
Gain on repurchase of Convertible Notes (recorded within Financial income)	—	(413)	—	(994)
Adjusted EBITDA	$43,165	$65,866	$90,034	$158,228

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.
The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. We undertake no obligation, and specifically decline any obligation, except as required by law, to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of our operations, risks relating to the integration of NPTI’s operations and the possibility that the anticipated synergies and other benefits of the acquisition will not be realized or will not be realized within the expected timeframe, the outcome of any legal proceedings related to the merger and the related transactions, the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires, and other factors. Please see Scorpio Tankers' filings with the U.S. Securities and Exchange Commission for a more complete discussion of certain of these and other risks and uncertainties.

Scorpio Tankers Inc.
212-542-1616